Exhibit 99.2

Borr Drilling Limited Announces Second Quarter and Six Months 2022 Preliminary Results

Hamilton,  Bermuda, August  9,  2022:  Borr  Drilling  Limited  (“Borr”,  “Borr  Drilling”  or  the  “Company”)  announces preliminary unaudited results for the three and six months ended June 30, 2022.

Highlights Second Quarter of 2022

•	Total operating revenues of $105.3 million, an increase of $23.3 million or 28% compared to the first quarter of 2022
•
Net loss of $165.3 million, an increase in loss of $114.0 million compared to the first quarter of 2022, mainly attributable to an impairment loss in Q2 2022 of $124.4 million due to an LOI entered into in June for the sale of three newbuild rigs, resulting in a decrease in net loss quarter on quarter of $10.4 million when excluding impairment

•
Cash and cash equivalents of $29.7 million at the end of the second quarter of 2022, a decrease of $20.5 million from the end of the first quarter of 2022 of which $15.9 million was used on rig activations

•	Adjusted EBITDA1 of $37.0 million, an increase of $15.6 million or 73% compared to the first quarter of 2022
•	Raised net proceeds of $3.6 million under the At-The-Market (“ATM”) program during the quarter
•	Entered into a letter of intent (“LOI”) to sell three newbuild rigs we have ordered from Keppel FELS Shipyard

Subsequent events

•
Year to date in 2022, we have been awarded fourteen new contracts, extensions, exercised options and letters of awards (“LOAs”) representing 5,610 days, or 15.4 years, and $650.2 million of potential revenue (including mobilization revenues but excluding options).

•	Reached agreements in principle with all secured creditors to defer all secured debt to 2025 subject to raising equity and the boards’ and credit committees’ approvals and final documentation.

CEO, Patrick Schorn commented:

“Second quarter performance clearly demonstrates the compounding impact of improving day rates combined with incremental activity, resulting in a top-line increase of 28% with an EBITDA fall through of 73%, while still being in the early stages of this upcycle. Our operational team has remained very focused on bringing out additional rigs to meet our customers’ requirements. We are on track to have all 23 rigs contracted by year-end and currently the day rates are increasing faster than previously anticipated. We have been working closely with our customers to ensure we provide them with the necessary assurances regarding equipment availability as many of them are valuing this over a lower day rate with operational uncertainties.

Utilization of the modern jack-up fleet (rigs built after 2000) has now surpassed 92%, representing an increase of 10 percentage points year to date, and day rates are increasing meaningfully as evidenced by our recent awards and extensions in Africa and Asia. We expect modern rig utilization to soon reach 95% as certain ongoing tenders are being awarded. With the tight availability of marketed rigs, a limited number of new builds left at shipyards, and opportunities to deploy additional rigs presenting themselves on a weekly basis, we reiterate our belief that demand for modern jack-ups is expected to outstrip supply in the coming quarters. We are confident that the current commodities’ price levels in combination with the structurally under supplied oil and gas market, is the right foundation for a long-term and strong bull market for modern jack-up rigs.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including Adjusted EBITDA. Adjusted EBITDA as presented above represents our periodic net loss adjusted for: depreciation and impairment of non-current assets, other non-operating income; (income)/loss from equity method investments, total financial (income) expense net, income tax expense, amortization of deferred mobilization costs and revenue. Adjusted EBITDA is presented here because the Company believes that the measure provides useful information regarding the Company’s operational performance. For a reconciliation of Adjusted EBITDA to Net loss, please see the last page of this report.

2 The  Company  provides  guidance  on  expected  adjusted  EBITDA,  which  is  a  non-GAAP  financial  measure.  Management  evaluates  the  Company’s  financial performance in part based on guidance basis, which management believes enhances investors’ understanding of the Company’s overall financial performance by providing them with an additional meaningful relevant comparison of current and anticipated future results across periods. Due to the forward-looking nature of Adjusted EBITDA, management cannot reliably predict certain of the necessary components of the most directly comparable forward-looking GAAP measure. Accordingly the Company is unable to present a quantitative reconciliation of such forward looking non-GAAP financial measure to the most directly comparable forward-looking GAAP financial measure without unreasonable effort.

Refinancing the company’s capital structure has reached the final phase and we expect to be concluding this shortly. This important milestone will provide us with a sustainable financing cost, which when combined with opex, activation capex and amortization, will be in the range of approximately $90-95K per day per rig in total cash cost. This represents a cost level well below the leading day rates in contracts being awarded presently. Based on the conservative market outlook for our available rigs being fixed at current market rates, already contracted revenue, and operating costs, we anticipate generating $290-330 million Adjusted EBITDA in 2023, with an early estimate to double this number again in 2024. Our industry has shown an incredible ability to rebound from an extended downturn. We are now putting the recent challenging periods behind us and entering into a phase which will provide shareholders with the returns they expect, while we maintain our focus on providing customers with assets that are performing safely and with operational excellence.”

Management Discussion and Analysis

The discussion below compares the preliminary unaudited results for the second quarter of 2022 to the unaudited results of the first quarter of 2022.

In $ million	Q2 - 2022	Q1 - 2022	Change ($)	Change (%)
Total operating revenues	105.3	82.0	23.3	28%
Rig operating and maintenance expenses	(65.5)	(55.6)	(9.9)	18%
Depreciation of non-current assets	(29.5)	(29.5)	—	—%
Impairment of non-current assets	(124.4)	—	(124.4)	100%
General and administrative expenses	(9.6)	(9.2)	(0.4)	4%
Total operating expenses	(229.0)	(94.3)	(134.7)	143%
Other non-operating income	2.0	—	2.0	100%
Income / (loss) from equity method investments	(1.1)	1.1	(2.2)	(200)%
Net loss	(165.3)	(51.3)	(114.0)	222%
Adjusted EBITDA	37.0	21.4	15.6	73%

Cash and cash equivalents	29.7	50.1	(20.4)	(41)%
Restricted cash	8.1	8.2	(0.1)	(1)%
Total equity	711.5	873.0	(161.5)	(18)%

The preliminary financial data included in this earnings release has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Three months ended June 30, 2022 compared to three months ended March 31, 2022

Total operating revenues for the second quarter of 2022 were $105.3 million, an increase of $23.3 million compared to the first quarter of 2022, which consisted of $87.7 million in dayrate revenues and $17.6 million in related party revenues. Dayrate revenues increased by $24.4 million quarter on quarter primarily due to an increase in operating days for the rigs “Idun”, “Groa”, “Prospector 5”, “Ran” and “Gerd” in addition to an increase in the per day rate on the rig “Gunnlod”. Related party revenues from the Company’s Joint Ventures (“JVs”) in Mexico decreased by $1.1 million quarter on quarter.

Rig operating and maintenance expenses were $65.5 million for the second quarter of 2022, an increase of $9.9 million compared to $55.6 million for the first quarter of 2022. The increase is partially a result of an increase in the number of rigs on contract during the quarter in comparison to the prior quarter. In addition, $3.6 million of the increase relates to amortization of deferred mobilization and contract preparation costs, as costs incurred to prepare rigs for contracts are deferred and amortized over the firm period of the contracts.

Impairment of non-current assets for the second quarter of 2022 relates to the impairment of advance payments and capitalized interest on the newbuilding jack-up rigs “Tivar”, “Huldra” and “Heidrun” following an impairment review as a result of the Company entering into a letter of intent during the quarter to sell the newbuilding rigs.

General and administrative expenses were $9.6 million for the second quarter of 2022, an increase of $0.4 million compared to the first quarter of 2022.

Other non-operating income was $2.0 million for the second quarter of 2022 compared to nil in the first quarter of 2022. Other non-operating income relates to income recognized in connection with an amendment to a historical agreement to recycle one of our jack-up rigs.

Loss from equity method investments relating to our Mexican JVs was $1.1 million for the second quarter 2022 compared to income of $1.1 million in the first quarter of 2022, a decrease of $2.2 million.

Adjusted EBITDA for the second quarter of 2022 was $37.0 million, an increase of $15.6 million or 73% compared to the first quarter of 2022.

Liquidity and Corporate Development

The Company’s cash and cash equivalents balance as of June 30, 2022 was $29.7 million, compared to $50.1 million as of March 31, 2022. The Company’s restricted cash balance as of June 30, 2022 was $8.1 million, compared to $8.2 million as of March 31, 2022, and is mainly related to a performance guarantee for a rig contract.

Net cash used in operating activities was $8.5 million. Of this, $15.0 million is regular quarterly interest payments on the Senior Secured Credit Facilities ($4.5 million), Hayfin Facility ($3.2 million), PPL Shipyard Facility ($0.5 million) and the $350 million Convertible Bonds ($6.8 million).

Net cash used in investing activities was $15.6 million, primarily consisting of additions to jack-up rigs mainly relating to rig activation and reactivation payments for the rigs “Thor”, “Groa”, “Arabia I” and “Arabia II”.

Net cash provided by financing activities was $3.6 million reflecting the proceeds, net of transaction costs, from the issuance of 843,010 common shares under the Company’s ATM program during the quarter. Since inception of the program, the Company has issued 2,350,000 shares under the ATM program at an average price per share of $3.78, raising gross proceeds of $8.9 million.

Financing

As of June 30, 2022, our outstanding indebtedness was $1,863 million of which $1,603 million matures in 2023. In July 2022, we announced that we had reached agreements in principle with our secured creditors to extend the secured debt maturing in 2023 to 2025, subject to the respective boards’ and credit committees’ approvals and binding documentation.

The agreements in principle with our secured creditors, including the shipyards, on a refinancing of our secured indebtedness and our newbuild commitments can be summarised as follows:

Syndicated Facility and New Bridge Facility: As of June 30, 2022, we had an aggregate of $303 million principal amount outstanding under our $450 million Syndicated Facility and $100 million New Bridge Facility. The principal amount of these facilities excludes $7 million drawn under the guarantee tranche of the Syndicated Facility. Subsequent to June 30, 2022, the facility principal increased by $7.5 million as a result of a backstop fee payable for a $107.5 million backstop facility described below. Our agreement in principle with the lenders under these facilities contemplates a refinancing in the amount of $257.5 million with:

•
a $150 million secured facility with DNB Bank ASA secured by five rigs that will mature in January 2025. The $150 million facility is expected to have covenants consistent with the existing $450 million facility and have quarterly repayments of $5 million. The facility bears interest at three month compounded SOFR plus a margin. The facility also includes an exit/repayment fee of 2.00%.

•
a $107.5 million secured facility that will mature in January 2025. The $107.5 million facility would be expected to have covenants consistent with the existing $450 million facility. This facility is backstopped by some of the existing lenders under the existing facilities. The facility would include cash sweep provisions starting in January 2023, and certain prepayment fees from inception to and including maturity. The facility would bear interest at three month compounded SOFR plus a margin, and certain repayment fees. The Company is considering other alternatives for this portion of the capital structure, with the target to provide more flexibility in the refinancing process related to the convertible bonds maturing in May 2023.

We have received extensions of covenant waivers to implement the Refinancing, which waivers extend to August 10 and are then automatically extended if binding agreements with secured creditors to give effect to the Refinancing are entered into by August 10.

Hayfin Facility: As of June 30, 2022, we had $197 million principal amount outstanding under this facility maturing in January 2023.   Our agreement with Hayfin contemplates an extension of the maturity of the facility to January 2025, and repayment of $45 million of this facility in 2022, split in a payment of $30 million upon the completion of the extension, and a further repayment of $15 million in December 2022. The facility is secured by three rigs. The extended facility is expected to be in an amount of approximately $152 million (after giving effect to both of the 2022 repayments), with amortization of $20 million in 2023 and $30 million in 2024. The facility bears interest at LIBOR plus a margin. The facility also includes an exit/repayment fee from 2023 until maturity.

PPL Facilities: As of June 30, 2022, we had $753.3 million principal amount outstanding under these facilities, in addition to back-end fees payable at maturity of $29.3 million and capitalized interest of $83 million. These facilities are secured by nine rigs. The facilities have PIK interest until March 2023. Our new agreement with PPL contemplates (i) deferral of maturities from 2023 to 2025, and (ii) payments in 2022 of $38.0 million (of which $1.0 million has already been paid, and $12 million is due upon completion of our refinancing agreement with PPL), and payments in March 2023 of $20 million, to be applied to repay a portion of capitalized interest, (iii) payment of an extension fee of $7.5 million payable upon completion of the extension agreement, (iv) quarterly cash interest payments starting June 2023, (v) quarterly regular cash payments from March 2023, and repayments of the remaining capitalized interest as of March 2023, with 50% payable in 2023 and 50% payable in 2024, (vi) repayment of principal of $60 million in 2023 and $64 million in 2024 to be paid semi-annually, (vii) the sale by November 15, 2022 of the rig “Gyme”, which is currently financed by PPL. The rig is currently warm stacked and has not been activated or previously contracted. If the sale price is lower than an agreed minimum price of $120 million, the Company is required to compensate PPL for the difference. The proceeds from the sale are to be applied to repay principal, a back-end fee and capitalized interest for the rig, and any excess amounts received by PPL are to be applied to the capitalized interest for the eight other rigs which are financed by PPL. The agreement also requires applying 20% of future equity offerings to pay down this facility, to be applied first to scheduled capitalized interest payments.

Keppel Facilities: As of June 30, 2022, we had $259.2 million principal amount outstanding under our debt facilities with Keppel, in addition to back-end fees totalling $13.5 million payable at maturity of each loan in October 2025 ($90.9 million), January 2026 ($ 90.9 million) and April 2026 $90.9 million). Our agreement in principle with Keppel does not contemplate any amendments to these facilities.

Keppel Rig Purchase Agreements: We had agreements to purchase five rigs from Keppel on various dates in 2023 for a total purchase price of $624 million, plus costs accrued for deferring delivery dates of the rigs. We have entered into a letter of intent (LOI) in June 2022 for the sale of three rigs for total consideration of $320 million, to be used to pay the delivery instalments of the three rigs and eliminate the associated activation costs that would have applied in the future. The delivery dates for the three rigs to be sold in connection with the LOI are October 2022, May 2023 and July 2023. The agreement in principle with Keppel contemplates the sale of these three rigs pursuant to the LOI and an extension of the delivery date for the other two rigs we have agreed to purchase to 2025. The proposed amendments with Keppel and the LOI contemplate: (i) $320.2 million of the Company’s payment obligations in respect of the three rigs subject to the LOI will be assumed or otherwise paid by the buyer under the LOI and the Company will pay $32.6 million to Keppel to be equally split per rig and paid on the delivery date for each rig; and (ii) the Company will have the obligations to purchase the other two undelivered rigs from Keppel to fall due in July 2025 (for “Vale”) and September 2025 (for “Var”) for an aggregate purchase price of $147 million per rig, of which Keppel has committed to finance $130 million per rig, with 4 year maturity. In addition, the Company is liable to pay cost cover for deferral of delivery. The sale of the three rigs is also expected to reduce related activation capex by an estimated $45 million.

We have not made any agreement with holders of our convertible bonds due 2023 and we intend to refinance these prior to maturity in May 2023 through a combination of cash flow from operations, asset sales, refinancing or equity. In our agreement with Hayfin and DNB, we undertake to refinance the convertible bonds by the end of January 2023.

The weighted average interest rate for our interest-bearing debt was 6.5% for the three months ended June 30, 2022, excluding the convertible bond, which carries 3.875% interest.

These agreements are still subject to the creditors boards’ approvals and binding documentation and there is the potential for final terms to be different. The agreements in principle described above are subject to entry into binding term sheets or other binding agreements and certain other conditions, including the completion of an equity offering for proceeds for at least $150 million and binding documentation to extend all maturities of our secured debt to at least 2025 and agreeing final long-form documentation.

Mexican Joint Ventures Operational Results

In the second quarter of 2022 our joint ventures on a 100% basis recognized a net loss of $(2.0) million and adjusted EBITDA of $1.1 million. The net loss was primarily attributable to interest expense of $3.9 million charged to the joint ventures by Borr Drilling, due to an agreement that was signed between parties in the second quarter of 2022 to recognize interest on funding provided historically by Borr Drilling. In addition, included in the second quarter of 2022 results for the joint ventures are $17.6 million of net costs related to charges from Borr Drilling entities representing bareboat charter fees, staffing and management expenses.

Borr Drilling received $13.7 million in cash payments from its JVs in the second quarter of 2022, relating to payment of balances due from related parties.

As of June 30, 2022, Borr Drilling had $67.1 million of receivables from its joint ventures in Mexico, representing bareboat charter and prepaid expenses, recorded as “Due from related parties” in the Unaudited Consolidated Balance  Sheets. Additionally,  as  at  June  30,  2022,  the “Equity method investments” balance in the Unaudited Consolidated Balance Sheets included $9.8 million in funding provided to our Drilling JVs.

Fleet, Operations and Contracts

The current delivered fleet consists of 23 modern jack-up rigs all built after 2010, with an additional five rigs under construction at Keppel FELS. Currently agreements are being concluded for the sale of three of these units under construction pursuant to an LOI.

Since the first quarter 2022 report, the Company secured new contracts, extensions and LOAs/LOIs for its active rigs “Thor”, “Mist”, “Idun” and “Prospector 5”; maintaining the Company’s contracted or committed fleet at 20 units: four in West Africa, one in the North Sea, three in the Middle East, six in South East Asia and six in Mexico.

“Thor” has been awarded a contract (converted from a previous LOA) by Carigali-PTTEP Operating Company (CPOC) in Malaysia for a program with an expected duration of 365 days plus options. This contract has since commenced in July 2022.

“Mist” has been awarded an LOA from Mubadala Petroleum in Thailand with an estimated duration of 210 days commencing in January 2023. Since then, the parties have further agreed to extended the term of the LOA from 210 days to 333 days. The company expect this LOA to be converted into a contract shortly.

“Idun” had its 75 days’ priced option exercised by its current customer, Petronas Carigali. Concurrently, the parties have agreed to extend the contract for an additional period of approximately 105 days to enable to customer to conduct a 3-well program (approximate 180 days in total).

“Prospector 5” has been awarded a binding LOI from an undisclosed operator in West Africa with an estimated duration of fourteen months plus options commencing in Q4 2022.

For more details on our rig contracting, please refer to our Fleet Status report issued at the same date of this report. Year to date, the Company has been awarded fourteen new contracts, extensions, exercised options, LOAs and LOIs representing 5,610 days, or 15.4 years and $650.2 million of potential backlog (excluding options), and mobilization compensation. During the same period, our operating rigs have consumed approximately 8.8 years of backlog, which translates to a backlog replenishment ratio in 2022 at a multiple of ~1.75x.

The technical utilization for the fleet was 99.1% in the second quarter of 2022. The economic utilization was 96.4% for the second quarter of 2022.

Market

According to IHS Markit, global competitive jack-up rig utilization stood at 90% at the end of June 2022, an increase of six percentage points since December 31, 2021. The utilization for the modern jack-up fleet (rigs built after year 2000) has increased by eight percentage points during the same period. As of the date of this report, this number has further increased to 92%. Based on the expected tenders to be closed shortly, we expect marketed utilisation to reach 95%.

Currently, there are 283 modern jack-ups contracted, representing an increase of approximately 46 units as compared to recent lows in late 2020. During the same period, the number of standard jack-ups contracted has shrunk by approximately seven units, maintaining our view of a continued market bifurcation and operators’ preference for modern rigs.

Marketed availability among rigs built after 2010 has tightened significantly with twenty-three additional rigs contracted so far in 2022. We expect the number of contracted rigs to continue to increase substantially in the coming quarters as several ongoing tenders require or prefer such units. The number of available rigs built after 2010 currently stands at sixteen, excluding rigs under construction and rigs that have been stacked for over three years. We expect that several of these available units will be contracted in coming quarters as ongoing tenders near conclusion and that the utilization will shortly reach 95%.

As of the date of this report, twenty-six new build rigs remaining under construction, of which seven are already contracted leaving at total of nineteen (5 of which are owned by Borr). We anticipated that several rigs under construction will not be able to enter the marketed fleet in the near future for a variety of reasons. The order book of new rigs as a percentage of the total fleet has reached a 20-year record low at approximately 2.5%.

The market is experiencing strong improvements to utilization levels; there are few rigs remaining to make a meaningful impact on the available marketed fleet; there is sustained demand driven by high commodity pricing; operators are reporting record free clash flows, and there is a clear focus on energy security. With these fundamentals in place we are already experiencing a significant increase in rates (in some cases more than double) for our rigs, and fully expect that this trend will accelerate throughout the remainder of the year and continue into 2023.

Risks and uncertainties

Borr is exposed to a number of risk factors related to the Company’s financial position, operations and the general industry in which the Company operates.

In the second quarter of 2022, energy commodity prices continued to improve, supporting global demand for offshore drilling services, including jack-up rigs. Brent oil prices in the second quarter of 2022 averaged approximately $113 per barrel compared to approximately $110 per barrel in the first quarter of 2022. In addition to commodity prices, demand for offshore drilling services appears to continue to be supported by geopolitical events, such as Russia’s military actions across Ukraine, the related economic sanctions imposed on Russia and a renewed interest in energy security across Europe, the United States and other states.

Although it appears that demand for jack-up rigs continues to grow coupled with a strong positive momentum in day rates shown through recent fixtures and tender activity, and the fact that the utilization of the modern jack-up fleet exceeds 92%, we remain cautious as headwinds to a recovery continue to loom. Costs to operate our business have continued to experience upward inflationary pressure, and the industry continues to grapple with cost inflation. There can be no assurance that the demand for jack-up rigs will increase or even remain at current levels. Any further decline or if there is not an improvement in demand for services of jack-up rigs could have a material adverse effect on the Company.

Furthermore we have reached agreements in principle with all our creditors to refinance all our secured debt and extend maturities for our secured debt to 2025, subject to entering into binding and definitive documentation, and a minimum $150 million equity raise for the closing of such agreements and to partially pay down such debt. Notwithstanding, we face the risks that we are unable to reach final agreements with our secured creditors and that we may not raise such equity, and other risks as described in our 2021 Annual Report. In addition, even upon implementation of such agreements with our secured creditors we face maturity of our convertible bonds in May 2023 (and agreements with some of our secured creditors require refinancing such bonds by January 2023) and we then face maturity of substantially all of our remaining debt in 2025.

Forward looking statements

This announcement includes forward looking statements. Forward looking statements are, typically, statements that do not reflect historical facts and may be identified by words such as “anticipate”, “believe”, “continue”, “estimate”, “expect”, “intends”, “may”, “should”, “will”, “likely” and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, developments with respect to inflation, expected financial results for 2023 and 2024 including expected Adjusted EBITDA, expected utilization levels and tendering activity and new tenders, expected supply and demand, statements with respect to expected contracting of our fleet, demand for and expected utilization of rigs, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, potential revenue from contracts and extensions, expected number of rigs required, projected day-rates, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment including statements made under “Market” and “Risk and Uncertainties” above, expected trends in dayrates, statements relating to sales of rigs and expected sale proceeds including statements with respect to the letter of intent to sell three of our rigs under construction and statements about our liquidity and our debt and discussions with our creditors, including the agreements in principle reached with the yards and our secured creditors, risks and uncertainties relating to the military action in Ukraine and other non-historical statements. The forward-looking statements in this announcement are based upon current expectations and various assumptions, many of which are based, in turn, upon further assumptions, which are, by their nature, uncertain and subject to significant known and unknown risks, contingencies and  other  factors  which  are  difficult  or  impossible  to  predict  and  which  are  beyond  our  control.  Such  risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. There are important factors that could cause our actual results, level of activity, performance, liquidity or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by these forward-looking statements including risks relating to our industry and business and liquidity, the risk that our actual results of operations in future periods may differ materially from the expected results / guidance discussed herein, the risk of delays in payments to our Mexican JVs and payments from our JVs to us, the risk that our customers do not comply with their contractual obligations, risks relating to industry conditions, risks relating to geopolitical events and inflation and energy commodity prices and tendering activity, risks relating to contracting, including our ability to convert LOIs and LOAs into contracts, the risk that options will not be exercised, risks relating to our ability to secure contracts for our rigs and the rates that we will be able to achieve, risks relating to market trends, tender activity and rates, risks relating to the agreements we have reached with our lenders, risks relating to our liquidity, that our available liquidity is not sufficient to meet or refinance our liquidity requirements and other risks relating to our available liquidity and requirements, risks relating to cash flows from operations, risks relating to our loan agreements and other debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our significant debt obligations and our other obligations as they fall due, the risk that we may not be able to refinance our debt obligations as they fall due, the risk that we may be unable to meet the conditions to the agreements in principle with our secured creditors or execute long form documentation for such agreement in principle and other risks described in our working capital statement included in our most recent audited financial statements, risks relating to intended sales of rigs and the letter of intent to sell three newbuilds, including the risk that we may be unable to complete the sale on the intended terms at all, risks relating to future financings including the risk that future financings may not be completed when required and future equity financings will dilute shareholders and the risk that the foregoing would result in insufficient liquidity to continue our operations or to operate as a going concern, risk relating to our newbuild purchase and financing agreements and our exercise of the right to take early deliver of two rigs from Keppel, risk relating to the military action in Ukraine and its impact on our business, and other risks factors set forth under “Risk Factors” in our filings with the U.S. Securities and Exchange Commission and prospectuses filed with the Norwegian NSA. These forward-looking statements are made only as of the date of this document. We undertake no (and expressly disclaim any) obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.

About Borr Drilling Limited

Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the Oslo Stock Exchange from August 30, 2017 and on the New York Stock Exchange from July 31, 2019 under the ticker “BORR”. The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow water segment to the offshore oil and gas industry worldwide. Please visit our website at: www.borrdrilling.com

Responsibility Statements

We confirm that, to the best of our knowledge, the interim consolidated financial statements for the first half year of 2022, which have been prepared in accordance with accounting principles generally accepted in the United States (US GAAP) give a true and fair view of the Company’s consolidated assets, liabilities, financial position and results of its operations. To the best of our knowledge, the interim report for the first half year of 2022 includes a fair review of important  events that  have occurred during the period and their impact  on the interim consolidated financial statements, the principal risks and uncertainties for the remaining half of 2022, and major related party transactions.

August 9, 2022

The Board of Directors
Borr Drilling Limited
Hamilton, Bermuda

Tor Olav Trøim (Chairman of the Board)
Pål Kibsgaard (Director)
Alexandra Kate Blankenship (Director)
Neil Glass (Director)
Mi Hong Yoon (Director)

Questions should be directed to:

Magnus Vaaler: CFO, +44 1224 289208

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Set forth below is a reconciliation of the Company’s Net Loss to Adjusted EBITDA.

(in US$ millions)	Q2 - 2022	Q1 - 2022
Net loss	(165.3)	(51.3)
Depreciation of non-current assets	29.5	29.5
Impairment of non-current assets	124.4	—
Other non-operating income	(2.0)	—
Loss/(income) from equity method investments	1.1	(1.1)
Total financial expense, net	36.9	35.3
Income tax expense	6.3	4.8
Amortization of deferred mobilization and contract preparation costs	10.2	6.6
Amortization of deferred mobilization and demobilization revenue	(4.1)	(2.4)
Adjusted EBITDA	37.0	21.4

Set forth below is a reconciliation of our Joint Ventures Net Income to Adjusted EBITDA.

(in US$ millions)	Q2 - 2022	Q1 - 2022
Net income	(2.0)	2.0
Depreciation of non-current assets	0.2	0.4
Financial expense/(income)	4.1	(1.1)
Income tax (income)/expense	(1.2)	0.6
Amortization of mobilization costs	—	—
Adjusted EBITDA	1.1	1.9

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
As of and for the three and six months ended June 30, 2022

Borr Drilling Limited
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Operating revenues
Dayrate revenue	87.7	49.4	151.0	96.8
Related party revenue	17.6	5.4	36.3	6.4
Total operating revenues	105.3	54.8	187.3	103.2

Gain on disposal	0.7	0.8	0.7	0.7

Operating expenses
Rig operating and maintenance expenses	(65.5)	(47.4)	(121.1)	(96.2)
Depreciation of non-current assets	(29.5)	(26.4)	(59.0)	(54.8)
Impairment of non-current assets	(124.4)	—	(124.4)	—
General and administrative expenses	(9.6)	(7.8)	(18.8)	(19.5)
Total operating expenses	(229.0)	(81.6)	(323.3)	(170.5)

Operating income (loss)	(123.0)	(26.0)	(135.3)	(66.6)

Other non-operating income	2.0	—	2.0	—

(Loss)/income from equity method investments	(1.1)	(5.7)	—	10.3

Financial income (expenses), net
Interest income	3.9	—	3.9	—
Interest expense, net of amounts capitalized	(30.5)	(23.9)	(57.7)	(45.7)
Other financial expenses, net	(10.3)	(5.3)	(18.4)	(11.0)
Total financial expenses, net	(36.9)	(29.2)	(72.2)	(56.7)

Loss before income taxes	(159.0)	(60.9)	(205.5)	(113.0)
Income tax (expense) / credit	(6.3)	1.0	(11.1)	(1.3)
Net loss attributable to shareholders of Borr Drilling Limited	(165.3)	(59.9)	(216.6)	(114.3)
Total comprehensive loss attributable to shareholders of Borr Drilling Limited	(165.3)	(59.9)	(216.6)	(114.3)

Basic and diluted loss per share	(1.09)	(0.44)	(1.45)	(0.86)
Weighted-average shares outstanding	152,284,619	137,218,175	149,051,857	133,181,777

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Balance Sheets
 (In $ millions)

	June 30, 2022	December 31, 2021
ASSETS	Unaudited	Audited
Current assets
Cash and cash equivalents	29.7	34.9
Restricted cash	1.4	3.3
Trade receivables	33.4	28.5
Prepaid expenses	11.2	6.6
Deferred mobilization and contract preparation costs	20.4	17.2
Accrued revenue	47.8	20.2
Due from related parties	67.1	48.6
Other current assets	21.4	16.9
Total current assets	232.4	176.2

Non-current assets
Non-current restricted cash	6.7	7.8
Property, plant and equipment	3.3	3.7
Newbuildings	11.1	135.5
Jack-up rigs	2,704.9	2,730.8
Equity method investments	19.4	19.4
Other non-current assets	12.7	6.9
Total non-current assets	2,758.1	2,904.1
Total assets	2,990.5	3,080.3

LIABILITIES AND EQUITY
Current liabilities
Trade payables	45.3	34.7
Accrued expenses	155.8	60.9
Short-term debt	1,642.7	—
Other current liabilities	40.5	22.3
Total current liabilities	1,884.3	117.9

Non-current liabilities
Long-term accrued interest and other items	22.9	70.1
Long-term debt	281.8	1,915.9
Other non-current liabilities	18.7	15.2
Onerous contracts	71.3	71.3
Total non-current liabilities	394.7	2,072.5
Total liabilities	2,279.0	2,190.4
Shareholders’ Equity
Common shares of par value $0.10 per share: authorized 180,000,000 (2021:180,000,000) shares, issued 152,901,508 (2021: 137,218,175) shares and outstanding 152,495,175 (2021: 136,811,842) shares	15.4	13.8
Treasury shares	(13.7)	(13.7)
Additional paid in capital	2,014.6	1,978.0
Accumulated deficit	(1,304.8)	(1,088.2)
Total equity	711.5	889.9
Total liabilities and equity	2,990.5	3,080.3

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Cash Flows
 (In $ millions)

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash Flows from Operating Activities
Net loss	(165.3)	(59.9)	(216.6)	(114.3)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash compensation expense related to stock options	0.2	0.2	0.5	0.9
Depreciation of non-current assets	29.5	26.4	59.0	54.8
Impairment of non-current assets	124.4	—	124.4	—
Gain on disposal of assets	(0.7)	(0.8)	(0.7)	(0.7)
Amortization of deferred finance charges	1.6	1.9	3.2	3.0
Effective interest rate adjustments	2.8	0.7	5.9	1.7
Loss/(income) from equity method investments	1.1	5.7	—	(10.3)
Deferred income tax	1.1	(0.5)	1.0	(0.8)
Change in assets and liabilities:
Amounts due to/from related parties	(7.4)	0.1	(18.5)	4.7
Accrued expenses	24.8	(0.9)	85.6	0.3
Long-term accrued interest	(3.1)	15.7	(47.2)	31.8
Other current and non-current assets	(28.5)	(6.5)	(52.1)	0.6
Other current and non-current liabilities	11.0	7.0	32.3	0.7
Net cash used in operating activities	(8.5)	(10.9)	(23.2)	(27.6)

Cash Flows from Investing Activities
Purchase of plant and equipment	(0.4)	—	(0.4)	—
Proceeds from sale of fixed assets	0.7	0.8	0.7	2.2
Investments in equity method investments	—	(1.6)	—	1.5
Additions to jack-up rigs	(15.9)	(4.9)	(23.0)	(7.7)
Net cash used in investing activities	(15.6)	(5.7)	(22.7)	(4.0)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance cost	3.6	—	37.7	44.8
Net cash provided by financing activities	3.6	—	37.7	44.8
	—	—	—	—
Net (decrease)/increase in cash, cash equivalents and restricted cash	(20.5)	(16.6)	(8.2)	13.2
Cash, cash equivalents and restricted cash at the beginning of the period	58.3	49.0	46.0	19.2
Cash, cash equivalents and restricted cash at the end of the period	37.8	32.4	37.8	32.4

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest	(15.0)	(13.7)	(22.1)	(23.2)
Income taxes paid, net	(5.0)	1.6	(6.6)	0.8

(In $ millions)	June 30, 2022	December 31, 2021
Cash and cash equivalents	29.7	34.9
Restricted cash	1.4	3.3
Non-current restricted cash	6.7	7.8
Total cash and cash equivalents and restricted cash	37.8	46.0

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Borr Drilling Limited
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
 (In $ millions except share data)

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2020	109,429,495	11.0	(26.2)	1,947.2	(895.2)	1,036.8
Issue of common shares	27,058,824	2.8	—	43.2	—	46.0
Equity issuance costs	—	—	—	(1.2)	—	(1.2)
Share-based compensation	275,131	—	10.4	(9.7)	—	0.7
Total comprehensive loss	—	—	—	—	(54.4)	(54.4)
Balance as at March 31, 2021	136,763,450	13.8	(15.8)	1,979.5	(949.6)	1,027.9
Share-based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(59.9)	(59.9)
Balance as at June 30, 2021	136,763,450	13.8	(15.8)	1,979.7	(1,009.5)	968.2

	Number of outstanding shares	Common shares	Treasury shares	Additional paid in capital	Accumulated deficit	Total equity
Balance as at December 31, 2021	136,811,842	13.8	(13.7)	1,978.0	(1,088.2)	889.9
Issue of common shares	14,840,323	1.5	—	33.7	—	35.2
Equity issue costs	—	—	—	(1.1)	—	(1.1)
Share based compensation	—	—	—	0.3	—	0.3
Total comprehensive loss	—	—	—	—	(51.3)	(51.3)
Balance as at March 31, 2022	151,652,165	15.3	(13.7)	2,010.9	(1,139.5)	873.0
Issue of common shares	843,010	0.1	—	3.5	—	3.6
Equity issuance costs	—	—	—	—	—	—
Share based compensation	—	—	—	0.2	—	0.2
Total comprehensive loss	—	—	—	—	(165.3)	(165.3)
Balance as at June 30, 2022	152,495,175	15.4	(13.7)	2,014.6	(1,304.8)	711.5

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements